SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Material Fact

Petrobras’ Proved Reserves in 2010

Rio de Janeiro, January 17, 2011 – Petróleo Brasileiro S.A. - Petrobras, announces its proved reserves of oil, condensate and natural gas in 2010 according to the Security and Exchange Commission – SEC criteria.

Petrobras’ Proved Reserves in 2010 (Brazil and International)

On December 31st, 2010, Proved Reserves were 12.748 billion boe, representing an increase of 5% in relation to 2009, distributed as shown:

Proved Reserves – SEC Criteria	Volume (billion boe)%
Brazil	12.138	95
International	0.610	5
Total	12.748	100

During 2010, 1.472 billion boe were incorporated into Proved Reserves during 2010 and 867 million boe were produced, resulting in an increase of 0.605 billion boe in relation to 2009 reserves (12.143 billion boe).

Proved Reserves Breakdown – SEC	Volume (billion boe)
A) Proved Reserves in December, 2009	12.143
B) 2010 Production	(0.867)
C) Incorporation of Proved Reserves in 2010	1.472
D) Variation (B + C)	0.605
E) Proved Reserves in December, 2009 (A + D)	12.748

For each barrel of oil equivalent produced in 2010, 1.70 barrels of oil equivalent were appropriated, resulting in a Reserve Replacement Index of 170%. The Reserve-Production Ratio was 14.7 years.

In addition to the volumes mentioned above, Petrobras has the right to produce, in pre-salt areas, 5 billion barrels of oil equivalent, acquired in 2010 with the Transfer of Rights Agreement.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Petrobras Proved Reserves in Brazil

On December 31 2010, the Proved oil, condensate, and natural gas Reserves in the fields under concession to Petrobras in Brazil rose to 12.138 billion barrels of oil equivalent (boe), 5 % more than in 2009.

Proved Reserves – SEC Criteria	Volume	%
Oil and Condensate (billion bbl)	10.380	86
Natural Gas (billion m3)	279.673	14
Oil Equivalent (billion boe)	12.138	100

During 2010, 1.372 billion boe were appropriated to the Proved Reserves, compared to a cumulative production of 797million boe, as shown below:

Proved Reserves Breakdown – SEC Criteria	Volume (billion boe)
A) Proved Reserves in December, 2009	11.563
B) 2010 Production	(0.797)
C) Incorporation of Proved Reserves in 2010	1.372
D) Variation (B + C)	0.575
E) Proved Reserves in December, 2010 (A + D)	12.138

For each barrel of oil equivalent produced in 2010, 1.72 barrels of oil equivalent were appropriated, resulting in a Reserve Replacement Index (RRI) of 172%. The Reserve-Production ratio was 15.2 years.

Eight hundred million boe of proved reserves are being appropriated from the Santos Basin Pre-Salt, while 100 million boe of proved reserves from the Campos Basin Pre-Salt.

International Proved Reserves

On December 31 2010, Petrobras’ Proved oil, condensate, and natural gas Reserves abroad, as per the SEC criterion, were 0.610 billion boe, 5 % more than a year earlier (0.580 billion boe).

Proved Reserves - SEC	Volume	%
Oil and Condensate (billion bbl)	0.378	62
Natural Gas (billion m3)	39.290	38
Oil Equivalent (billion boe)	0.610	100

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

During 2010, 0.100 billion boe were appropriated to the Proved Reserves, compared to a cumulative production of 70 million boe, as shown below:

Proved Reserves Breakdown – SEC Criteria	Volume (billion boe)
A) Proved Reserves in December, 2009	0.580
B) 2010 Production	(0.070)
C) Incorporation of Proved Reserves in 2010	0.100
D) Variation (B + C)	0.030
E) Proved Reserves in December, 2010 (A + D)	0.610

For each barrel of oil equivalent produced in 2010, 1.43 barrels of oil equivalent we appropriated, according to the SEC criteria the Reserve Replacement Index – RRI in 2009 was of – 143% and the Reserve/Production (R/P) ratio was 8.7 years.

The main reserve incorporation took place at Block 57, in Peru.

Petrobras clarifies that the hydrocarbon reserve properties belong to their respective National States.

Almir Guilherme Barbassa

CFO and Investor Relations Officer

Petróleo Brasileiro S.A. – Petrobras

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.